Non-binding unofficial translation into English for information purposes only. Original in French.

Exhibit 99(e)(2)

Confidential!

Mr. Aram Hékimian

Address:

47, Av. Le Notre

92330 SCEAUX

Gemalto N.V.

Attention: Mr. Olivier Piou

Chief Executive Officer

Joop Geesinkweg 541-542

1096 AX Amsterdam

The Netherlands

September 11, 2008

Dear Mr. Piou,

I hereby confirm that I am thoroughly familiar with, and that I have understood, the terms of the confidentiality agreement written in English, signed on June 28, 2008, between Wavecom S.A., having its registered office at 3, Esplanade du Foncet, 92442 Issy-les-Moulineaux (“Wavecom”) and Gemalto N.V., having its registered office at Joop Geesinkweg 541-542, 1096 AX Amsterdam (“Gemalto”) concerning a possible strategic transaction, for example, an acquisition, sale of assets, or friendly tender offer (the “Confidentiality Agreement”).

Concerning our discussions or any other exchanges I may have with Gemalto as a shareholder of Wavecom, regarding the possible sale of my Wavecom shares in the context of any strategic transaction with Gemalto, I also hereby confirm that I am fully aware that Gemalto is a company listed on the Eurolist market of Euronext Paris S.A. and I agree to treat all information received from Gemalto or its representatives, whether transmitted to me in an oral or written form, as well as the existence and content of our discussions, as strictly confidential, under the same terms, mutatis mutandis, as those set forth in the Confidentiality Agreement.

By countersigning one of the two counterparts of this letter, you equally agree to treat all information I will transmit to you in the context of the above-mentioned discussions, as confidential.

Best regards,

/Signature/ (illegible)	/Signature/ (illegible)
Aram Hékimian	Olivier Piou